EXHIBIT 99.1

B2Gold Announces Dividend Reinvestment Plan

VANCOUVER, British Columbia, Aug. 28, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has implemented a Dividend Reinvestment Plan (the “DRIP”).

The DRIP will provide B2Gold shareholders residing in Canada and the United States, subject to the Company filing a registration statement in the United States, with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into additional common shares of the Company (the “Reinvestment Shares”) on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors.

The benefits of enrolling in the DRIP include the:

  convenience of automatic reinvestment of dividends into Reinvestment Shares;
  flexibility to enroll some or all common shares in the DRIP; and
  ability to acquire Reinvestment Shares without paying any brokerage fees.

Participants in the DRIP will acquire Reinvestment Shares issued from the Company’s treasury (a “Treasury Purchase”) at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five (5) consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5% (the “Average Market Price”).

Only future dividends declared after the date hereof by B2Gold will be eligible for reinvestment in the DRIP.

To participate in the DRIP, registered shareholders must deliver a properly completed enrollment form to Computershare Trust Company of Canada (the “Agent”) by no later than 4:00 p.m. (Toronto time) on the fifth business day before a dividend record date. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution or other intermediary through which they hold common shares to inquire about the applicable requirements, enrolment deadline and to request enrolment in the DRIP.   Due to administrative policies of The Depository Trust Company (“DTC”), in order to make an election under the DRIP, beneficial shareholders that hold their common shares through a DTC participant broker, will need to either cause their broker to withdraw their shares from DTC and deposit them with the Clearing and Depository Services, Inc.; or (ii) cause their broker to register such shares directly in the name of such beneficial shareholder. Such actions would need to be completed with sufficient time to deliver elections prior to applicable deadlines as set forth in the DRIP.

The Company will be responsible for all administrative costs of the DRIP, including any brokerage commissions or the fees or other expenses of the Agent payable in connection with the acquisition of Reinvestment Shares under the DRIP. Participants are responsible for applicable brokerage commissions in connection with the sale of fractional Reinvestment Shares if they elect to terminate their participation in the DRIP. Beneficial shareholders who wish to participate in the DRIP through their financial advisor, broker, investment dealer, bank, financial institution or other intermediary should consult that intermediary to confirm what fees, if any, the nominee may charge to enroll in the DRIP on their behalf or whether the nominee’s policies might result in any costs otherwise becoming payable by the beneficial shareholder.

Participation in the DRIP does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in Reinvestment Shares or applicable withholding tax obligations. Shareholders should consult their tax advisors concerning the tax implications of their participation in the DRIP having regard to their particular circumstances.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Participation in the DRIP in the United States may only be made pursuant to a prospectus and no offer to sell securities in the United States is being made in this news release. The Company intends to file a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission, and, when filed, electronic copies may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information below.

The foregoing is a summary of the key attributes of the DRIP. A complete copy of the DRIP and the enrollment form will be available on the Agent’s website at www.investorcentre.com. Shareholders should carefully read the complete text of the DRIP before making any decisions regarding their participation in the DRIP. For more information on how to enroll for registered shareholders or any other inquiries, contact the Agent at +1 (800) 564-6253 (North America) or +1 (514) 982-7555 (outside North America) or through the Agent’s website at www.investorcentre.com/service.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines as well as numerous exploration and development projects in various countries including Canada, Mali, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statement”) within the meaning of applicable Canadian and United States securities legislation, including: statements regarding the declaration, timing and payment of dividends; the benefits of enrolling in the DRIP; and total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023. Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com